Artelo Biosciences, Inc.

505 Lomas Santa Fe, Suite 160

Solana Beach, CA 92075

March 25, 2026

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Doris Stacey Gama

Re:          Artelo Biosciences, Inc.

                Registration Statement on Form S-1 (File No. 333-294579)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Artelo Biosciences, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare such Registration Statement effective at 5:00 p.m. (Eastern Time) on Friday, March 27, 2026, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

Artelo Biosciences, Inc.

By:	/s/ Gregory D. Gorgas
Gregory D. Gorgas Chief Executive Officer